SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes               No   X

TABLE OF CONTENTS

1.	Press Release issued on April 22, 2004, announcing results for the first quarter of 2004.

First Quarter 2004

NYSE BMV

GRUPO IMSA ANNOUNCES FIRST QUARTER 2004 RESULTS

Sales Grow 26.5% and Operating Income 24.9%

Monterrey, Mexico, April 22, 2004 - Grupo Imsa, S.A. de C.V. (NYSE: IMY) today announced results for the first quarter of 2004.1

FIRST QUARTER 2004 HIGHLIGHTS

•	With a better environment for Grupo Imsa’s businesses, first quarter revenues of all four business segments rose. Total sales reached a historic quarterly maximum, and totaled Ps 8,686 for the first quarter of 2004, an increase of 23.0% year-over-year and 2.1% quarter-over-quarter. In dollar terms, revenues grew 26.5% compared to the first quarter of 2003.

•	For first quarter 2004 IMSA ACERO posted a record sales volume, which was 28.8% higher year-over-year and 10.6% more quarter-over-quarter.

•	ENERMEX’s first quarter sales volume was 6.0% above that of the first quarter of 2003 but 12.4% below that of fourth quarter 2003.

•	Operating expenses as a percent of sales were 9.7% in first quarter 2004, down from 12.3% the previous year.

•	Operating income for first quarter 2004 was Ps 615, an increase of 20.1% compared to the previous year but a decline of 1.0% quarter-over-quarter. In dollar terms, operating income grew 24.9% compared to first quarter 2003.

•	First quarter EBITDA totaled Ps 995, 15.7% above that of the same period of 2003 and 0.1% more than fourth quarter 2003. In dollar terms, EBITDA grew 19.5% compared to the first quarter of 2003.

•	Grupo Imsa’s debt was reduced by US$6 during the first quarter of 2004, and by US$96 during the past twelve months.

•	Net interest coverage – defined as EBITDA divided by net interest expense – was 12.7 times for the past twelve months.

•	During the first months of 2004 there was a generalized rise in global steel prices and a limited supply, reflecting increases in demand and the cost of inputs.

[1]	Unless otherwise stated, all figures are presented in millions of March 31, 2004 pesos (Ps), or in millions of nominal U.S. dollars (US$).

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Consolidated Financial Results

Mr. Eugenio Clariond, Chief Executive Officer of Grupo Imsa, explained: “The markets in which we participate showed signs of recovery during the first quarter of the year; however, the prices of steel and the commodities that our subsidiaries use were very volatile. The result for Grupo Imsa was positive; we increased sales volume and reduced operating expenses, which produced a significant rise in revenues and operating income. I am convinced that we are on the right track; we will continue to look for market opportunities and to increase our productivity in order to make 2004 a year of double-digit growth for Grupo Imsa.”

SALES

Grupo Imsa’s revenues reached a historic quarterly maximum in the first quarter of 2004. In dollar terms, net sales for first quarter 2004 (1Q04) were US$786, an increase of 26.5% over first quarter 2003 (1Q03) and of 6.3% compared to fourth quarter 2003 (4Q03). In peso terms, net sales for 1Q04 totaled Ps 8,686, an upswing of 23.0% over 1Q03 and of 2.1% vs. 4Q03. The year-over-year revenue growth was largely a consequence of increased sales volumes for all business segments, as well as higher product prices, thereby reflecting the rise in cost of the main inputs. The fourth quarter of the year is seasonally more active than the first, however, because of the significant growth in IMSA ACERO’s sales volume and product prices, in 1Q04 Grupo Imsa posted a growth in sales compared to 4Q03.

For 1Q04, domestic sales amounted to Ps 4,386, 25.4% above 1Q03 and 15.5% more than 4Q03. Foreign sales for 1Q04 totaled Ps 4,300, an increase of 20.6% over 1Q03 but a reduction of 8.7% compared to 4Q03. Foreign sales for the quarter represented 50% of total net sales.

The following is a breakdown by business segment for the quarter:

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Sales	1Q04	4Q03	3Q03	2Q03	1Q03
IMSA ACERO	Ps 4,694	Ps 3,897	Ps 3,856	Ps 3,702	Ps 3,440
ENERMEX	1,145	1,388	1,156	1,239	1,094
IMSATEC	2,049	2,416	2,393	2,081	1,803
IMSALUM	799	805	832	756	726
Total net sales[1]	Ps 8,686	Ps 8,506	Ps 8,238	Ps 7,779	Ps 7,063
TOTAL US$ avg.	786	740	742	703	622

OPERATING INCOME

Operating income in nominal dollar terms for 1Q04 totaled US$56, an increase of 24.9% over 1Q03 and of 1.5% vs. 4Q03. Operating income for 1Q04 in peso terms was Ps 615, a growth of 20.1% vs. 1Q03 but a decline of 1.0% from 4Q03. Grupo Imsa’s operating margin for the quarter was 7.1%, compared to 7.2% for 1Q03 and 7.3% for 4Q03.

EBITDA

EBITDA for 1Q04 totaled US$90, representing increases of 19.5% year-over-year and of 3.1% quarter-over-quarter. EBITDA for the quarter in peso terms was Ps 995, 15.7% above 1Q03 and 0.1% more than 4Q03.

EBITDA contribution per business segment in 1Q04 was as follows:

EBITDA	1Q04	4Q03	3Q03	2Q03	1Q03
IMSA ACERO	Ps 630	Ps 506	Ps 539	Ps 563	Ps 542
ENERMEX	239	354	269	293	268
IMSATEC	74	132	179	139	31
IMSALUM	73	44	85	55	56
Corporate	(21)	(42)	(39)	(40)	(37)
TOTAL	Ps 995	Ps 994	Ps 1,033	Ps 1,010	Ps 860
TOTAL US$ avg.	90	88	96	90	76
EBITDA margin	11.5%	11.7%	12.5%	13.0%	12.2%

[1]	The sum of these amounts does not equal the consolidated net sales for the periods presented because Corporate and Other has been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

INTEGRAL FINANCING COST (INCOME)

The integral financing income for 1Q04 was Ps 136, compared to costs of Ps 326 in 1Q03 and Ps 146 in 4Q03. The main reason for the change in integral financing result compared to 1Q03 and 4Q03 was a foreign exchange gain resulting from a 0.7% appreciation of the Mexican peso vis-à-vis the U.S. dollar in 1Q04, while the depreciations of the peso of 3.9% in 1Q03 and 2.8% in 4Q03 resulted in foreign exchange losses.

Interest expense fell 16.3% in 1Q04 compared to 1Q03 as a result of a decline in Libor interest rate, the Company having contracted debt with lower spreads over Libor and a reduction in debt.

Integral Financing Cost (Income)	1Q04		4Q03		3Q03		2Q03		1Q03
Interest expense	Ps	82	Ps	80	Ps	95	Ps	117	Ps	98
Interest income		(26)		(15)		(10)		(5)		(8)
Foreign exchange loss (gain)		(72)		219		444		(267)		349
Gain from monetary position		(120)		(138)		(80)		(17)		(113)
Integral financing cost (income)	Ps	(136)	Ps	146	Ps	449	Ps	(172)	Ps	326

MAJORITY NET INCOME

For 1Q04, the Majority Net Income was Ps 430, compared to incomes of Ps 12 for 1Q03 and Ps 235 for 4Q03. The increase in Net Income compared to 1Q03 mainly reflects growth in operating income and a foreign exchange gain. The quarter-over-quarter rise was mainly a result of the foreign exchange gain in 1Q04.

Majority Net Income	1Q04		4Q03		3Q03		2Q03		1Q03
Majority net income	Ps	430	Ps	235	Ps	43	Ps	478	Ps	12
Majority net income per equity unit	Ps	0.76	Ps	0.42	Ps	0.08	Ps	0.85	Ps	0.02
Majority net income per ADS	US$	0.65	US$	0.32	US$	0.09	US$	0.68	US$	0.01

As of March 31, 2004, Grupo Imsa had 2,813.7 million shares outstanding, equivalent to 562,739,658 equity units and 62,526,629 ADSs.

FINANCIAL POSITION

Net debt as of March 31, 2004 was US$797, an increase of US$2 compared to the debt of US$795 presented in the balance sheet as of December 31, 2003. Total debt as of March 31, 2004 was US$866, US$6 below total debt as of December 31, 2003.

Net interest coverage defined as EBITDA divided by net interest expense was 12.7 times for the twelve months ended March 31, 2004, while interest coverage defined as EBITDA divided by gross interest expense was 10.8 times for the same period. The total debt to EBITDA ratio for the past twelve months was 2.4 times as of March 31, 2004.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Financial Results by Segment

IMSA ACERO

Sales

1Q04 sales volume was 637 thousand tonnes, an increase of 28.8% over 1Q03 and of 10.6% compared to 4Q03. Domestic shipments for the quarter totaled 434 thousand tonnes, 21.1% above 1Q03 and 12.5% more than 4Q03. Foreign volume amounted to 202 thousand tonnes for 1Q04, a growth of 49.3% over 1Q03 and of 6.8% versus 4Q03. The year-over-year growth in sales volume reflects the increase in global steel demand which resulted in higher sales in the Mexican market, partly because the world’s shortage of steel reduced imports. In addition, the company was able to take advantage of the increase in annual hot-rolled steel production capacity to 2.2 million tonnes, which had become available in September 2003. Foreign volume also grew, reflecting the rise in demand and the global shortage of steel.

Net sales for 1Q04 reached Ps 4,694, an increase of 36.5% over 1Q03 and of 20.5% compared to 4Q03. The year-over-year and quarter-over-quarter growths reflect an upswing in sales volume and increased prices of the company’s products. Foreign sales represented 35% of total revenues in 1Q04.

Operating Income and EBITDA

Operating income was Ps 376, an increase of 21.7% over 1Q03 and of 42.4% versus 4Q03. 1Q04 operating margin was 8.0%, compared to margins of 9.0% for 1Q03 and 6.8% for 4Q03. EBITDA for 1Q04 was Ps 630, a growth of 16.2% with respect to 1Q03 and of 24.5% versus 4Q03. In dollar terms, EBITDA rose 19.6% year-over-year and 27.9% quarter-over-quarter to US$57.

The year-over-year and quarter-over-quarter increases in operating income were largely due to a growth in sales volume which improved the coverage of fixed costs, the implementation of projects to reduce costs and a higher proportion of domestic volume in the product mix in relation to 4Q03. These factors helped offset the difficulty of reflecting the increased cost of raw materials in the price of IMSA ACERO’s products.

There was a generalized rise in global steel prices during the first quarter of 2004. Demand in China continued to grow, while the recovery of many economies, including the United States, resulted in an increase in the consumption of steel. As far as the offer side is concerned, there is currently a shortage of some of the raw materials required to produce steel, and the cost of many industry-related inputs, such as iron ore, coke, slab, scrap, energy and even maritime shipping, have risen, putting an upward pressure on prices. As a result, the market has been very tight and prices have been rising. During the last few weeks, China has reduced its level of purchasing, which has resulted in a slight decline in steel prices in Asia; however, the Chinese economy is expected to continue growing and importing high quantities of steel, which should contribute to keep steel prices high during the coming quarters.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

ENERMEX

Sales

ENERMEX’S 1Q04 sales volume reached 5.4 million batteries, representing an increase of 6.0% over 1Q03 but a decline of 12.4% compared to 4Q03. The year-over-year growth largely reflects increased sales volumes in the United States and South America. The quarter-over-quarter decline was a result of the fourth quarter being seasonally more active than the first in North America.

ENERMEX posted revenues of Ps 1,145 for 1Q04, an increase of 4.7% over 1Q03 but a decline of 17.5% versus 4Q03. The year-over-year growth in revenues reflects a rise in sales volume, while the quarter-over-quarter decline was a result of a reduction in sales volume. 1Q04 foreign sales represented 58% of total revenues.

Operating Income and EBITDA

Operating income for 1Q04 was Ps 189, a decrease of 15.6% compared to 1Q03 and of 38.8% versus 4Q03. Operating margin for the quarter was 16.5%, compared to 20.5% for 1Q03 and 22.3% for 4Q03. EBITDA for the quarter totaled Ps 239, a decline of 10.8% compared to 1Q03 and of 32.5% versus 4Q03. In dollar terms, EBITDA fell 3.0% year-over-year and 29.5% quarter-over-quarter, to US$23.

The main reason for the year-over-year and quarter-over-quarter decreases in operating margin was a significant increase in the price of lead, ENERMEX’s main raw material. For exports to the United States, there is a time lag between the rise in the cost of lead and the corresponding adjustment of battery prices. This delay affected margins in 1Q04, but once the price of lead stabilizes, margins should return to normal. The quarter-over-quarter decrease also reflects reduced revenues as a result of the seasonal decline in sales volume in North America.

IMSATEC

Sales

IMSATEC’s 1Q04 revenues totaled Ps 2,049, representing an upswing of 13.6% over 1Q03 but a decline of 15.2% versus 4Q03. The year-over-year growth in revenues reflects increased sales volumes for most of IMSATEC’s businesses and higher prices of most of their products. Both in Mexico and the United States, the company’s businesses benefited from greater activity in the non-residential construction segment. In addition, these businesses were able to reflect most of the increases in raw material costs, particularly steel, in their product prices. The quarter-over-quarter decline in revenues reflects the first quarter of the year being seasonally slower than the fourth. Foreign sales represented 79% of total revenues in 1Q04.

Operating Income and EBITDA

Operating income totaled Ps 22 in 1Q04, a significant increase compared to 1Q03 but a decline of 71.1% vs. 4Q03. Operating margin for the quarter was 1.1%, compared to –1.2% for 1Q03 and 3.1% in 4Q03. EBITDA for the quarter was Ps 74, an increase of 138.7% vs. 1Q03 but a decrease of 43.9% with respect to 4Q03. In dollar terms, EBITDA grew year-over-year by 149.2% but fell quarter-over-quarter by 42.5% to US$7.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

IMSATEC’s operating income rose year-over-year because of improved prorating of fixed costs as a result of increased sales volumes. In addition, the adjustments that were made to VP Holdings and other IMSATEC companies in 2003 to make their administrative processes more efficient resulted in a reduction in operating expenses as a percent of sales, which fell from 16.6% in 1Q03 to 13.9% in 1Q04. The quarter-over-quarter decline in operating income largely reflects the fourth quarter of the year being seasonally more active than the first.

During the first months of 2004, the market environment in the economies and industries in which the company participates improved, resulting in an increase in sales and in higher flexibility for the company to reflect growing input costs in the price of its products. This growth trend is expected to continue in the second quarter of the year, since the backlog of orders at the end of the first quarter for the main IMSATEC businesses was much higher than at the same point of 2003.

IMSALUM

Sales

IMSALUM’s revenues totaled Ps 799 for 1Q04, a growth of 10.1% over 1Q03 but a decline of 0.7% compared to 4Q03. The year-over-year upswing in revenues was due to increased profile sales, largely as a result of growth in the construction industry in Mexico and a rise in the price of final products to reflect the increase in the cost of aluminum, as well as ladder volume growth in the U.S. market. The quarter-over-quarter decline is small if we take into account that the fourth quarter is seasonally more active than the first for IMSALUM’s businesses. Foreign sales represented 47% of total sales for 1Q04. During the rest of 2004, ladder sales volumes in the United States is expected to continue to rise as a result of increased sales to existing clients and the addition of new ones. During the first quarter, projects to increase ladder production capacity were completed in order to satisfy the new requirements of foreign market customers.

Operating Income and EBITDA

Operating income for 1Q04 was Ps 61, representing increases of 38.6% over 1Q03 and of 90.6% vs. 4Q03. Operating margin for the quarter was 7.6%, compared to operating margins of 6.1% for 1Q03 and of 4.0% for 4Q03. IMSALUM’s 1Q04 EBITDA was Ps 73, 30.4% above that of 1Q03 and 65.9% more than for 4Q03. In dollar terms, EBITDA grew 35.3% year-over-year and 83.0% quarter-over-quarter to US$7.

The year-over-year and quarter-over-quarter growths in IMSALUM’s operating income were due to the efforts the company has made to increase the efficiency of its operations. Operating expenses as a percent of sales fell from 15.4% in 1Q03 to 13.7% in 1Q04. The purchase of 49% of the capital of Louisville Ladder Group, giving IMSALUM 100% control of this business, allowed the company to transfer administrative functions that were in the United States to Mexico, thereby enabling it to capitalize on existing administrative capacities. Moreover, as part of the process to redesign the ladder business’s distribution network in the United States in order to reduce costs and improve logistics, the distribution center in Louisville, Kentucky, was closed down, leaving only sales and customer service offices in that city.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Corporate Developments

Dividend

A dividend equivalent to 0.5877 pesos per equity unit (UBC) or 5.2893 pesos per ADS will be proposed at today’s, April 22, 2004, General Stockholders’ Meeting. If approved, this dividend will be paid as of May 3, 2004.

IMSATEC divests Imsa Paslode

Grupo Imsa and Illinois Tool Works (ITW), partners with an equal share in IMSA ITW, sold Imsa Paslode, its industrial staples and fasteners business. With this divestment, IMSA ITW, an IMSATEC subsidiary, made progress with its strategy of focusing on its packaging and industrial strapping business.

Imsa Paslode is a company that produces and markets industrial staples and fasteners, as well as the corresponding application tools. In 2003, its revenues reached US$5.5 million.

*        *        *

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in four core businesses: steel processed products; automotive batteries and related products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2003 the Company’s sales reached US$2.8 billion, of which close to 55% was generated outside Mexico. Grupo Imsa’s shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jfornell@grupoimsa.com

TABLES TO FOLLOW

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Millions of Mexican pesos of

purchasing power as of March 31, 2004)

	March 2004	December 2003
ASSETS

Current:
Cash and cash equivalents	767	880
Accounts receivable-trade, net	4,879	4,511
Inventories	5,672	6,506
Other current assets	910	1,049

	12,228	12,946

Investment in associated companies	110	116
Property, plant and equipment, net	20,361	20,494
Other assets, net	713	791
Excess of cost over fair value of net assets acquired of subsidiaries	964	975

TOTAL ASSETS	34,376	35,322

LIABILITIES AND STOCKHOLDERS' EQUITY

Current:
Current portion of long-term debt	872	1,486
Bank loans	238	692
Accounts payable-trade	3,153	4,164
Advances from clients	150	251
Other accounts payable and accrued liabilities	1,405	1,327

	5,818	7,920

Lont-term debt	8,553	7,733
Deferred taxes	3,404	3,384
Other long-term liabilities	489	342

	12,446	11,459

TOTAL LIABILITIES	18,264	19,379

Excess of fair value of net assets acquired over cost of subsidiaries	87	95

Stockholder's equity:
Common stock	5,048	5,045
Additional paid-in capital	2,958	2,959
Reserve for repurchase of own shares	158	138
Retained earnings	17,165	16,736
Insufficiency in capital restatement	(6,391)	(6,243)
Initial effect of deferred taxes	(3,691)	(3,691)

Majority interest	15,247	14,944
Minority interest	778	904

TOTAL STOCKHOLDERS' EQUITY	16,025	15,848

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	34,376	35,322

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Mexican pesos of purchasing power

as of March 31, 2004)

	1Q04	4Q03	3Q03	2Q03	1Q03	% Change
						1Q04/1Q03	1Q04/4Q03
NET SALES	8,686	8,506	8,238	7,779	7,063	23.0%	2.1%
Domestic Sales	4,386	3,798	3,563	3,660	3,497	25.4%	15.5%
Foreign Sales	4,300	4,708	4,675	4,119	3,566	20.6%	-8.7%
COST OF SALES	7,226	6,977	6,689	6,264	5,682	27.2%	3.6%
OPERATING EXPENSES	845	908	853	856	869	-2.8%	-6.9%

OPERATING INCOME	615	621	696	659	512	20.1%	-1.0%

Financial expenses	82	80	95	117	98	-16.3%	2.5%
Interest income	(26)	(15)	(10)	(5)	(8)	225.0%	73.3%
Foreign exchange loss (gain)	(72)	219	444	(267)	349	na	na
Gain from monetary position	(120)	(138)	(80)	(17)	(113)	6.2%	-13.0%

INTEGRAL FIN. COST, NET	(136)	146	449	(172)	326	na	na

Other income, net	6	37	90	5	63	-90.5%	-83.8%

INCOME BEFORE TAXES AND EMPLOYEE'S PROFIT SHARING	745	438	157	826	123	505.7%	70.1%

PROVISIONS FOR: Income taxes	246	131	48	248	37	564.9%	87.8%
Employees' profit sharing	13	(9)	20	28	21	-38.1%	na

CONSOLIDATED NET INCOME	486	316	89	550	65	647.7%	53.8%

Net income of minority interest	56	81	46	72	53	5.7%	-30.9%

Net income of majority interest	430	235	43	478	12	3483.3%	83.0%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Millions of Mexican pesos of

purchasing power as of March 31, 2004)

	March 2004	December 2003
OPERATING ACTIVITIES:
CONSOLIDATED NET INCOME	486	1,020
ITEMS NOT (GENERATING) REQUIRING RESOURCES:
Depreciation and amortization	381	1,412
Amortization of excess of fair value of net assets acquired over cost of subsidiaries	9	17
Other	(78)	257

	798	2,706

CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM PURCHASES OF BUSINESSES:
Accounts receivable-trade	(368)	(293)
Inventories	976	(41)
Other current assets	139	(219)
Accounts payable-trade	(1,011)	1,003
Advances from clients	(101)	62
Other accounts payable and accrued liabilities	78	(308)

	(287)	204

RESOURCES GENERATED FROM OPERATING ACTIVITIES	511	2,910

FINANCING ACTIVITIES:
Proceeds (Payments) of short-term bank loans	(1,068)	432
Proceeds (Payments) from borrowings from banks and issuance of long-term debt	820	(674)
Dividends paid	—	(349)
Others	—	(342)

RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES	(248)	(933)

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(211)	(1,709)
Acquisition of companies and minority interest	(165)	—
Other assets	—	(20)

RESOURCES USED IN INVESTING ACTIVITIES	(376)	(1,729)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(113)	248
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	880	632

CASH AND CASH EQUIVALENTS AT END OF PERIOD	767	880

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

GRUPO IMSA S.A. DE C.V. AND SUBSIDIARIES

(Millions of Mexican pesos of purchasing power as of March 31, 2004)

	1Q04	4Q03	3Q03	2Q03	1Q03	1Q04/1Q03	1Q04/4Q03
IMSA ACERO
DOMESTIC SALES	3,063	2,379	2,243	2,431	2,281	34.3%	28.8%
FOREIGN SALES	1,631	1,518	1,613	1,271	1,159	40.7%	7.4%
% Export/Sales	34.7%	39.0%	41.8%	34.3%	33.7%
NET SALES	4,694	3,897	3,856	3,702	3,440	36.5%	20.5%
COST OF SALES	4,028	3,346	3,285	3,109	2,854	41.1%	20.4%
OPERATING EXPENSES	290	287	254	261	277	4.7%	1.0%
OPERATING INCOME	376	264	317	332	309	21.7%	42.4%
OPERATING MARGIN	8.0%	6.8%	8.2%	9.0%	9.0%
EBITDA	630	506	539	563	542	16.2%	24.5%
EBITDA MARGIN	13.4%	13.0%	14.0%	15.2%	15.8%

ENERMEX
DOMESTIC SALES	477	538	463	459	465	2.6%	-11.3%
FOREIGN SALES	668	850	693	780	629	6.2%	-21.4%
% Export/Sales	58.3%	61.2%	59.9%	63.0%	57.5%
NET SALES	1,145	1,388	1,156	1,239	1,094	4.7%	-17.5%
COST OF SALES	828	948	798	849	733	13.0%	-12.7%
OPERATING EXPENSES	128	131	135	143	137	-6.6%	-2.3%
OPERATING INCOME	189	309	223	247	224	-15.6%	-38.8%
OPERATING MARGIN	16.5%	22.3%	19.3%	19.9%	20.5%
EBITDA	239	354	269	293	268	-10.8%	-32.5%
EBITDA MARGIN	20.9%	25.5%	23.3%	23.6%	24.5%

IMSATEC
DOMESTIC SALES	426	464	465	412	380	12.1%	-8.2%
FOREIGN SALES	1,623	1,952	1,928	1,669	1,423	14.1%	-16.9%
% Export/Sales	79.2%	80.8%	80.6%	80.2%	78.9%
NET SALES	2,049	2,416	2,393	2,081	1,803	13.6%	-15.2%
COST OF SALES	1,742	2,023	1,961	1,701	1,525	14.2%	-13.9%
OPERATING EXPENSES	285	317	305	294	300	-5.0%	-10.1%
OPERATING INCOME	22	76	127	86	-22		-71.1%
OPERATING MARGIN	1.1%	3.1%	5.3%	4.1%	-1.2%
EBITDA	74	132	179	139	31	138.7%	-43.9%
EBITDA MARGIN	3.6%	5.5%	7.5%	6.7%	1.7%

IMSALUM
DOMESTIC SALES	420	417	391	357	371	13.2%	0.7%
FOREIGN SALES	379	388	441	399	355	6.8%	-2.3%
% Export/Sales	47.4%	48.2%	53.0%	52.8%	48.9%
NET SALES	799	805	832	756	726	10.1%	-0.7%
COST OF SALES	628	660	643	605	570	10.2%	-4.8%
OPERATING EXPENSES	110	113	115	109	112	-1.8%	-2.7%
OPERATING INCOME	61	32	74	42	44	38.6%	90.6%
OPERATING MARGIN	7.6%	4.0%	8.9%	5.6%	6.1%
EBITDA	73	44	85	55	56	30.4%	65.9%
EBITDA MARGIN	9.1%	5.5%	10.2%	7.3%	7.7%

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

SALES VOLUME

	1Q04	4T03	3Q03	2Q03	1Q03
STEEL PROCESSING
IMSA ACERO (Tonnes)

Domestic Sales Volume	434,451	386,142	377,186	369,317	358,690
Export and Foreign Subsidiaries	202,104	189,307	197,841	152,845	135,388
Sales Volume
TOTAL IMSA ACERO	636,555	575,449	575,027	522,162	494,078

	1Q04	4T03	3Q03	2Q03	1Q03
AUTOMOTIVE BATTERIES (1)
ENERMEX (000 Units)
Mexico
Domestic Market	1,457	1,636	1,448	1,377	1,429
Exports	2,596	3,349	2,763	3,212	2,420
Total (2)	4,053	4,985	4,211	4,589	3,849
Foreign Subsidiaries (3)	1,396	1,237	1,191	1,354	1,293
TOTAL ENERMEX	5,449	6,222	5,402	5,943	5,142

	1Q04	4T03	3Q03	2Q03	1Q03
IMSALUM
Aluminum (Tonnes)
TOTAL ALUMINUM	14,832	12,965	13,520	11,733	11,581

(1)	Includes 100% of the sales volume of the joint venture with Johnson Controls.
(2)	100% of this volume is consolidated in Enermex financial statements.
(3)	50% of this volume is consolidated in Enermex financial statements.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Selected Financial Information

Income Statement

US$ Millions(1)

	1Q04	4Q04	3Q30	2Q03	1Q03
Net Sales
IMSA ACERO	425	342	352	334	303
ENERMEX	104	123	105	112	96
IMSATEC	185	204	210	189	161
IMSALUM	72	70	75	68	64
Grupo Imsa(2)	786	740	742	703	622

Operating Income
IMSA ACERO	34	23	30	29	27
ENERMEX	18	28	21	22	20
IMSATEC	2	7	11	8	(2)
IMSALUM	5	3	7	4	4
Grupo Imsa(2)	56	55	65	59	45

EBITDA
IMSA ACERO	57	45	51	50	48
ENERMEX	23	32	25	26	24
IMSATEC	7	12	16	12	3
IMSALUM	7	4	8	5	5
Grupo Imsa(2)	90	88	96	90	76

Majority Net Income
Grupo Imsa	40	20	6	43	1

(1)	Peso figures converted into dollars by dividing the monthly nominal pesos by the average monthly exchange rate.
(2)	The sum of these amounts does not equal the consolidated figures presented because Corporate and Other have been excluded.

Please refer to the last page of this document for definitions of terms, U.S. dollar conversion methodology and other disclosures.

Disclosures and Definitions

Methodology used for consolidation and presentation of results and other important disclosures

Grupo Imsa consolidates its results in Mexican pesos using Mexican generally accepted accounting principles (Mexican GAAP). Figures in this document are presented in millions of Mexican pesos as of March 31, 2004 (Ps), unless otherwise specified.

In compliance with Bulletin B-15, “Foreign Currency Translation of Foreign Currency Financial Statements,” the restatement factors applied to financial statements of prior periods are calculated on the basis of a weighted average index that takes into consideration the inflation rates of the countries in which Grupo Imsa’s subsidiaries operate and changes in the exchange rates of each country vis-à-vis the Mexican peso. The restatement factor for the twelve-month period of March 2003 - March 2004 was 1.048699; for the three-month period of December 2003 – March 2004, it was 1.011393.

For the convenience of the reader, this document contains U.S. dollar amounts for Grupo Imsa and its four business segments. The conversion from Mexican pesos to U.S. dollars is carried out by dividing nominal monthly peso amounts of the financial statements by the average Mexican peso – U.S. dollar exchange rate for that month, and then adding the results of the divisions into quarterly or accumulated figures. U.S. dollar (US$) figures in this document are presented in millions, unless otherwise specified.

First quarter 2004 (1Q04) inflation was 1.6%, resulting in an inflation rate of 4.2% for the last twelve months. The Mexican peso appreciated 0.7% against the U.S. dollar during 1Q04, and depreciated 3.6% over the last twelve months. The exchange rate used as of March 31, 2004 was 11.1540 pesos per dollar. Since the price and cost structure of Grupo Imsa is mainly denominated in dollars, the performance of the Company is affected when financial information is expressed in real pesos.

The term EBITDA is used throughout this document because Grupo Imsa believes it is a widely accepted financial indicator of its ability to generate cash flow to operate, fund capital expenditures, pay taxes, service or incur debt, and pay dividends. EBITDA should not be considered as an indicator of Grupo Imsa’s financial performance, as a measure of liquidity or as a substitute for the statement of changes in financial position. EBITDA can be reconciled by adding operating income to depreciation and operating amortization, all of which are concepts accepted under Mexican GAAP.

This document contains forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs. These include statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

Definition of terms

EBITDA: Operating income plus depreciation and operating amortization

Net Debt: Total debt, minus cash and cash equivalents

Net Interest Coverage: EBITDA divided by the result of interest expense minus interest income

Interest Coverage: EBITDA divided by interest expense

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: May 3rd, 2004	By:	/s/ MARCELO CANALES CLARIOND
	Name: Title:	Marcelo Canales Clariond Chief Financial Officer